CONSENT OF CHRISTOPHER RICHINGS
The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference to the Registration Statement on Form S-8 of Centerra Gold Inc. (the “Company”) being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Christopher Richings

Christopher Richings
Vice President, Technical Services
Centerra Gold Inc.

Dated February 19, 2026